North American Palladium Ltd.

CODE OF CONDUCT

Purpose and Application

North American Palladium Ltd. and its subsidiaries (collectively, the “Company”) strive to maintain high standards of integrity and accountability in conducting business.  This code of conduct (the “Code”) provides a framework of guidelines and principles to encourage ethical and professional behaviour in conducting our business.

This Code applies to all employees, officers and directors of the Company (collectively, “Representatives”).  The guidelines set out in this Code may be further supplemented by specific company policies.  As with all guidelines or principles, you are expected to use your own judgement and discretion, having regard to these standards, to determine the best course of action for any specific situation.  If you are unsure about a particular situation or course of action, speak with your immediate supervisor or, if you are not comfortable speaking with your immediate supervisor, speak to the person in charge of your office/mine site or with the General Counsel of the Company.

Conflicts of Interest

It is our policy to seek to ensure the Company’s best interests are paramount in all of our dealings with suppliers, contractors, customers, competitors, existing and potential business partners and others and are conducted in a manner that avoids conflicts of interest.

As a general rule, a conflict of interest exists where a Representative’s personal interests interfere with his or her ability to act in the best interests of the Company.  Conflicts of interests may exist in any situation where your ability to act objectively, or in the best interests of the Company, are influenced.  These include the receipt of improper personal benefits by you, your family or friends as a result of your position with the Company.

Full and timely disclosure of any actual or potential conflict of interest is strongly encouraged.  Proper disclosure provides an opportunity for you to obtain advice from the appropriate level of Company management and to resolve actual or potential conflicts of interests in a timely and effective manner.

Directors and officers shall disclose any potential conflicts of interest in writing (including by email) to the Board of Directors for consideration.

Protection and Use of the Company's Assets and Opportunities

All Representatives are responsible for protecting the Company’s assets from improper use including fraud, theft and misappropriation.  It is the Company’s policy to protect its assets and promote their efficient use for legitimate business purposes.  The Company’s assets should not be wasted through carelessness or neglect nor appropriated for improper personal use.  Proper discretion and restraint should always govern authorized personal use of the Company’s assets.

The benefit of any business venture, opportunity or potential opportunity resulting from your employment with the Company should not be appropriated for any improper personal advantage.  As employees, officers and directors, a duty is owed to the Company to advance its legitimate interests when the opportunity to do so arises.

Last Updated: January 2010

North American Palladium Ltd.	Code of Conduct

Confidentiality of Corporate Information

Information is a key asset of the Company.  It is our policy to ensure that the Company’s proprietary and confidential information, including proprietary and confidential information that has been entrusted to the Company by others, is adequately safeguarded.  All confidential information, including information about the Company’s business, business plans, properties, assets, opportunities, suppliers, business partners and competitors, should be properly protected from advertent or inadvertent disclosure.  Confidential information should be marked or identified as being confidential whenever practicable and should be disclosed only when properly authorized or required by law or stock exchange requirements or where appropriate in furtherance of the Company’s interests.

Fair Dealing with other People and Organizations

All business dealings undertaken on behalf of the Company should be conducted in a manner that preserves our integrity and reputation.  It is the Company’s policy to seek to avoid misrepresentations of material facts, manipulation, concealment, abuse of confidential information or any other illegal practices in all dealings with the Company’s shareholders, suppliers, business partners, competitors, customers and employees.

Complying with the Law

The Company strives to ensure that its business is conducted in all material respects in accordance with all applicable laws, stock exchange rules and securities regulations.

It is also our policy to seek to comply with all applicable securities laws and regulations to ensure that “Material Non-Public Information” (as defined in our Insider Trading Policy) is handled in accordance with the law.  This includes implementation of policies and procedures, as set out in our Insider Trading Policy, to ensure appropriate and timely disclosure of Material Non-Public Information and to protect against the improper use or disclosure of Material Non-Public Information.

Reporting of Illegal or Unethical Behaviour

The Company strives to foster a business environment that promotes integrity and deters unethical or illegal behaviour.  It is our responsibility to seek to monitor and ensure compliance with the guidelines set out in this Code.  Any concerns or complaints in this regard may be reported in accordance with the procedures outlined in the Company’s Whistleblower Policy, a copy of which is available at www.nap.com/about_governance.htm.

The Whistleblower Policy provides procedures by which individuals may make confidential and anonymous submissions including with respect to (i) unethical or illegal behaviour, (ii) questionable accounting, internal accounting controls or audit related matters involving the Company, and (iii) non-compliance with the Code.

Compliance and Waivers

It is the role of the Governance, Nominating and Compensation Committee of the Board of Directors to seek to monitor compliance with the Code.

Disciplinary measures may be taken against any Representative who authorizes, directs, approves or participates in any violation of a provision of this Code.  These measures will depend upon the circumstances of the violation and may range from formal sanction or reprimand to dismissal from employment.  Persons who violate the law during the course of their employment or appointment may also be subject to criminal or civil penalties, as well as payment of damages to the Company or third parties.

Last Updated: January 2010	2

North American Palladium Ltd.	Code of Conduct

Waivers from the Code will generally only be granted in appropriate circumstances upon full review and consideration of a request for a waiver, on a case-by-case basis.  Waivers granted for the benefit of senior officers or directors require approval from the Governance, Nominating and Compensation Committee of the Board of Directors, which should ascertain whether a waiver is appropriate and seek to ensure that the waiver is accompanied by appropriate controls designed to protect the Company’s interests.

All matters of concern, including requests for waivers, shall be a communicated to the General Counsel at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2350, Toronto, Ontario, M5J 2J2.  Tel. 416-360-8782, Confidential Fax: 416-360-8784, Email: tmell@nap.com.

The Governance, Nominating and Compensation Committee is a committee of the Board of Directors and is not and shall not be deemed to be an agent of the Company’s shareholders for any purpose whatsoever.

The Company (acting through its Board of Directors) may in its sole discretion from time to time permit departures from the terms hereof, either prospectively or retrospectively, and no provision of this Code is intended to give rise to civil liability on the part of the Company or its directors or officers, to shareholders, suppliers, customers, competitors, employees or other persons, or to any other liability whatsoever on their part.

This Code was adopted by the Governance, Nominating and Compensation Committee of the Board on January 12, 2010.

Last Updated: January 2010	3